Exhibit 99.1

For Immediate Release

RRsat Announces
Appointment of Avi Cohen as Chief Executive Officer

Airport City Business Park, Israel – June 27, 2012 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), is pleased to announce the appointment of Mr. Avi Cohen as the Company's Chief Executive Officer effective July 1, 2012. Mr. Cohen will be replacing David Rivel, founder and CEO of the Company, who last year announced his intent to retire by the end of June 2012.

Mr. Cohen has 30 years of business leadership experience in various positions at a number of high technology and telecommunication firms. Most recently, from December 2008, he served as President and Chief Executive Officer of Orbit Technologies, a leading manufacturer and provider of Satellite Communication equipment, listed on the Tel Aviv Stock Exchange.   Mr. Cohen also serves as a Director of Nova Measuring Instruments, a NASDAQ listed company.

Prior to joining Orbit, from September 2006, Mr. Cohen served as Chief Operating Officer and Deputy to the CEO at ECI Telecom. Prior to ECI, Mr. Cohen served in a variety of management positions at KLA-Tencor. From 2003, he was a Group Vice President, Corporate Officer and Member of the Executive Management Committee based at KLA-Tencor’s corporate headquarters in the U.S.  During his tenure, he successfully led the creation of KLA-Tencor’s global Metrology Group.  From 1995, he was the President of KLA-Tencor Israel, responsible for the Optical Metrology Division.  Before joining KLA-Tencor, Mr. Cohen spent three years as Managing Director of Octel Communications, Israel (later sold to Avaya), after serving as Chief Executive Officer of Allegro Intelligent Systems, which he founded in 1985 and was acquired by Octel.

Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University, USA.

"We are extremely pleased to have Avi Cohen join us and lead the RRsat team," commented Dr. Shlomo Shamir, Chairman of the Board at RRsat. "Based on Avi’s long track record of notable and repeated successes both in Israel and internationally, we recognized his ability to add significant value to RRsat and its shareholders, and we believe he can take our Company to the next level in its growth path, further strengthening our position as a global leader in our industry. We are delighted to have been able to recruit someone of Avi's caliber and we wish him much success in this new position.”

“I would also like to convey our thanks and appreciation to David Rivel for doing a tremendous job over many years, in building and leading the Company to its current position as one of the global leaders in this field. We are very fortunate to have David continue to serve as a Director on the Board of Directors, supporting our continued growth through his consulting role."

"I am very excited about RRsat’s potential ahead," said Avi Cohen, RRsat's newly appointed Chief Executive Officer. "It's a great pleasure to join a company with a talented and dynamic team in place, and I very much look forward to working with this team to meet the challenges ahead.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2011 and our Current Reports on Form 6-K.

Company Contact Information: Itzhak Zion, CFO Tel: +972 3 928 0777 Email: investors@rrsat.com	External Investor Relations Contacts: Ehud Helft / Kenny Green Tel: 1 646 201 9246 rrsat@ccgisrael.com